

13013518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER

8- 68464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012   AND ENDING 12/31/2012

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WealthForge, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

 8001 Franklin Farms Dr., Suite 100

(No. and Street)

 Richmond   Virginia   23229

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 David W. Owings   (804) 308-0431

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Keiter

(Name – if individual, state last, first, middle name)

4401 Dominion Blvd., 2nd Floor	Glen Allen	Virginia	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____David W. Owings_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____WealthForge, LLC_____ , as
of _____December 31_____ , 20__12____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTHFORGE, LLC

Statement of Financial Condition and Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5

December 31, 2012

SEC ID 8 – 68464

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.



»Keiter

Your Opportunity Advisors

〉 Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

www.keitercpa.com

WEALTHFORGE, LLC

Table of Contents



INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Managers of WealthForge, LLC
Richmond, Virginia

Report on the Financial Statement

We have audited the accompanying statement of financial condition of WealthForge, LLC (the "Company"), as of December 31, 2012, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of WealthForge, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.

Keiter

February 20, 2013
Glen Allen, Virginia

> **Certified Public
> Accountants & Consultants**

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

WEALTHFORGE, LLC

Statement of Financial Condition
December 31, 2012

<u>Assets</u>

Cash and cash equivalents	$	11,019
Accounts receivable		3,250
Other assets		5,053
Total assets	$	19,322

<u>Liabilities and Member's Equity</u>

Liabilities:		
Accounts payable and accrued expenses	$	1,847
Member's equity		17,475
Total liabilities and member's equity	$	19,322

See accompanying notes to financial statement.

WEALTHFORGE, LLC

Notes to Financial Statement

1. Summary of Significant Accounting Policies:

Nature of Business: WealthForge, LLC (the "Company") was formed under the laws of the state of Virginia as a single member limited liability company and a wholly-owned subsidiary of Wealth Forge Holdings, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company aims to connect investors with entrepreneurs seeking investment capital through its website, www.wealthforgellc.com.

The Company is governed by the Operating Agreement of WealthForge, LLC dated August 9, 2009, which states that the liability of the Company's member is limited to the maximum extent permissible under the Virginia Limited Liability Company Act.

Cash and Cash Equivalents: The Company considers cash and cash equivalents to include cash on deposit with financial institutions and money market investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting purposes. Management has determined that no allowance is necessary at December 31, 2012.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

At December 31, 2012, two customers accounted for 100% of accounts receivable.

Use of Estimates: The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Income Taxes: The operating results of the Company are included in the income tax return filed by the Parent. Accordingly, no provision for income taxes is provided in the accompanying financial statement.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows Financial Accounting Standards Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement.   This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2012.

Subsequent Events: Management has evaluated subsequent events through February 20, 2013, the date the financial statement was available for issuance, and has determined that no additional disclosures are necessary.

2.   **Lease Commitments:**

The Company leases commercial office space in Richmond, Virginia. The lease expires September 30, 2013. The minimum future rental payments under the lease are $13,984 in 2013.

3.   **Guarantees:**

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's insurance policies serve to further limit its exposure.

4.   **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2012, the Company had net capital of $9,172, which was $4,172 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.20 to 1.


Your Opportunity Advisors

**INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5(g)(1) FOR ABROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3**

To the Board of Managers of WealthForge, LLC
Richmond, Virginia

In planning and performing our audit of the financial statement of WealthForge, LLC (the "Company"), as of December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

> Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 20, 2013
Glen Allen, Virginia

